COMMERCIAL LOAN COMMITMENT LETTER

               [NOTE: ON APRIL 1, 2002, FIRST UNION NATIONAL BANK
            CHANGED ITS NAME TO WACHOVIA BANK, NATIONAL ASSOCIATION]

June 3, 2002

Mr. James R. Ridinger
President/CEO
Market America, Inc.
1302 Pleasant Ridge Rd.
Greensboro, NC  27409

Re:  Loan Commitment to Market America, Inc.

Dear Mr. Ridinger:

Wachovia Bank, National Association (hereafter "Wachovia" or "Bank") is pleased to offer you a commitment to lend on the following terms and conditions:

BORROWER:
An entity to be formed (the "Borrower")

FACILITY #1

AMOUNT:
The amount of this facility shall be Ten Million dollars $10,000,000.00 in the form of a term loan.

PURPOSE:
This facility shall be used solely to facilitate the purchase of approximately 3,500,000 shares of common stock of Market America, Inc.

TERM:
This facility shall have a term of 30 months.

FACILITY STRUCTURING

INTEREST RATE:
The interest rate will be the LIBOR Market Index Rate plus 0.50%. "LIBOR Market Index Rate", for any day, is the rate for 1 month U.S. dollar deposits as reported on Telerate page 3750 as of 11:00 a.m., London time, on such day, or if such day is not a London business day, then the immediately preceding London business day (or if not so reported, then as determined by Bank from another recognized source or interbank quotation).

OPTIONAL HEDGE:
Borrower may hedge the loan's floating interest expense by entering into an interest rate swap (the "Swap") with Wachovia (or other counterparty acceptable to Wachovia) contemporaneously with the closing of the loan, pursuant to which Borrower shall receive the amount necessary to pay the interest expense due under the loan (exclusive of default interest or other adjustments provided for in the loan documents) and shall pay the amount that would be equal to the interest that would accrue on the loan at a fixed rate.

Mr. James R. Ridinger
Commitment Letter
June 3, 2002
Page 2


Wachovia is willing to provide this Swap to Borrower upon mutually agreeable terms. The actual rate is subject to market conditions at the time the Swap is consummated. The Swap will be governed by an ISDA Master Agreement and shall be secured by the Collateral described herein.

REPAYMENT:

This facility shall be repayable in monthly payments of accrued interest only payments and beginning 9 months after the closing date monthly principal payments of approximately $476,200.00 plus accrued interest. All remaining principal and interest shall be due on the maturity date. The interest only period is subject to change based upon further due diligence by Bank.

PREPAYMENT:

If Borrower selects the Optional Hedge option, then Borrower may prepay the loan in whole or in part only if Borrower pays such additional amounts deemed necessary by Wachovia to compensate Wachovia for any losses, costs or expenses which Wachovia may be deemed to incur as a result of such prepayments.

FEES:

COMMITMENT FEE.  None

MODIFICATION FEE. Borrower shall pay Wachovia a Modification fee of $300.00 at the time any of the loan documents are modified, amended or supplemented after closing.

FACILITY #2

AMOUNT:
The amount of this facility shall be Ten Million dollars $10,000,000.00 in the form of a line of credit.

PURPOSE:
This facility shall be used solely to facilitate the purchase of approximately 3,500,000 shares of common stock of Market America, Inc.

TERM:
This facility shall have a term of 364 days.

FACILITY STRUCTURING

INTEREST RATE:
The interest rate will be the LIBOR Market Index Rate plus 0.30%. "LIBOR Market Index Rate", for any day, is the rate for 1 month U.S. dollar deposits as reported on Telerate page 3750 as of 11:00 a.m., London time, on such day, or if such day is not a London business day, then the immediately preceding London business day (or if not so reported, then as determined by Bank from another recognized source or interbank quotation).

REPAYMENT: This facility shall be repayable in monthly payments of accrued interest only until the maturity date when all remaining principal and interest shall be due. Borrower may borrow, repay and reborrow principal under this facility.

FEES:
AVAILABILITY FEE. Borrower shall pay to Wachovia quarterly an availability fee equal to 0.20% per annum on the average daily unused available principal under the Note for the preceding calendar quarter or portion thereof.

COMMITMENT FEE.  None

Mr. James R. Ridinger
Commitment Letter
June 3, 2002
Page 3


MODIFICATION FEE. Borrower shall pay to Wachovia a Modification fee of $300.00 at the time any of the loan documents are modified, amended or supplemented after closing.

THE FOLLOWING APPLIES TO BOTH FACILITY 1 AND FACILITY 2:

COLLATERAL:
The Borrower shall grant Wachovia a security interest in the following collateral:

A first priority security interest in First Union National Bank Certificates of Deposit equal to the loan amount.

Wachovia will release the collateral securing Facilities 1 and 2 provided (i) there have been no adverse actions from the "outside" shareholders and none are anticipated; (ii) there are no Dissenting Shares outstanding; and (iii) there are no events of default under the loan documents. The timing of such release shall be determined by Wachovia in it's sole discretion

FINANCIAL STATEMENTS:
Borrower shall furnish to Wachovia the following financial information, in each instance prepared in accordance with generally accepted accounting principles consistently applied and otherwise in form and substance satisfactory to Bank:

ANNUAL FINANCIAL STATEMENTS. Borrower shall deliver to Bank, within 90 days after the close of each fiscal year, audited financial statements reflecting its operations during such fiscal year, including, without limitation, a balance sheet, profit and loss statement and statement of cash flows, with supporting schedules; all on a consolidated and consolidating basis and in reasonable detail.

PERIODIC FINANCIAL STATEMENTS. Borrower shall deliver to Bank unaudited management-prepared quarterly financial statements including, without limitation, a balance sheet, profit and loss statement and statement of cash flows, with supporting schedules, as soon as available and in any event within 30 days after the close of each such period; all in reasonable detail. Such statements shall be certified as to their correctness by a principal financial officer of Borrower.

CERTIFICATE OF FULL COMPLIANCE FROM ACCOUNTANT. Borrower shall deliver to Wachovia, with the financial statements required above, a certification by Borrower's its independent certified public accountant that Borrower there is in full compliance with the Loan Documents.

COVENANTS. In addition to the covenants customarily required by Wachovia for similar loans and/or similar Borrowers, the following covenants shall be applicable to this facility:

FINANCIAL COVENANTS:

The term "Borrower" as used in this letter shall include its Subsidiaries and Affiliates. For this letter, "Subsidiary" shall mean any corporation of which more than 50% of the issued and outstanding voting stock is owned directly or indirectly by Borrower, and "Affiliate" shall have the meaning as defined in 11 U.S.C. ss.101, except that the term "debtor" therein shall be replaced by the term "Borrower."

SENIOR FUNDED DEBT TO EBITDA RATIO. Borrower shall, at all times maintain, a Senior Funded Debt to EBITDA Ratio of not more than 1.00 to 1.00. This covenant shall be calculated quarterly, on a rolling four quarters basis. "Senior Funded Debt to EBITDA Ratio" shall mean the sum of all Senior Funded Debt divided by the sum of earnings before interest, taxes, depreciation and amortization. "Senior Funded Debt" shall mean, as applied to any person or entity, the sum of all indebtedness for borrowed money, including, without limitation, capital lease obligations and unreimbursed drawings under letters of credit, or any obligation evidenced by a note, bond, debenture or other agreement of that

Mr. James R. Ridinger
Commitment Letter
June 3, 2002
Page 4


person or entity, excluding any debt fully subordinated to Bank on terms and conditions acceptable to Bank.

NET WORTH. Borrower shall, at all times, maintain a Net Worth equal to the actual net worth of the Borrower immediately following the contemplated transaction, but in no event less than $70,000,000.00. "Net Worth" shall mean total assets minus Total Liabilities. "Total Liabilities" shall mean all liabilities of Borrower, including capitalized leases and all reserves for deferred taxes and other deferred sums appearing on the liabilities side of a balance sheet of Borrower, in accordance with generally accepted accounting principles applied on a consistent basis.

DEPOSIT RELATIONSHIP. Borrower shall maintain its primary depository account and cash management account with First Union.

LIQUIDITY REQUIREMENT. Borrower shall, at all times, maintain unencumbered Liquid Assets of not less than $30,000,000. "Liquid Assets" shall mean the sum of all cash, time deposits and marketable securities.

LOANS AND ADVANCES. Borrower shall not, during any fiscal year, make loans or advances, excepting ordinary course of business travel and expense advances, to any person or entity.

NEGATIVE COVENANTS:

CHANGE OF CONTROL. Borrower shall not make a material change of ownership that effectively changes control of Borrower.

JUDGMENT ENTERED. Borrower shall not permit the entry of any monetary judgment or the assessment against, the filing of any tax lien against, or the issuance of any writ of garnishment or attachment against any property of or debts due Borrower that is in an amount in excess of $10,000.00 and that is not discharged or execution is not stayed within 30 days of entry.

GUARANTEES. Borrower shall not guarantee or otherwise become responsible for obligations of any other person or entity.

DOCUMENTS:
The facility will be evidenced by documents prepared by outside counsel and acceptable to Wachovia, containing such representations, warranties, affirmative and negative covenants, indemnities, closing conditions, defaults and remedies as are typically required by Wachovia and/or are customary in this type of transaction. The failure of Borrower and Wachovia to reach agreement on the loan documents shall not be deemed a breach by Wachovia of this commitment. Unless Wachovia agrees otherwise in writing, completion of all documents is a condition of closing.

COSTS:
On or before the closing Borrower shall pay all costs, expenses and fees (including, without limitation, any appraisal, survey, insurance, environmental assessment, engineering, inspections, searches, recording and attorneys' fees) associated with this transaction.

CONDITIONS TO CLOSING:

    OPINION OF COUNSEL. On or prior to the date of the initial borrowing, Borrower will provide Wachovia with an opinion letter, in form and substance satisfactory to Wachovia, from an attorney acceptable to Wachovia. The opinion will provide, to Wachovia's satisfaction, that the Borrower and any guarantor are duly organized and validly existing under the laws of the jurisdictions where Borrower and any guarantors are organized and qualified and have full power and authority to undertake the activities contemplated by the loan; that all Loan Documents (as defined in the Note) have been duly authorized, executed and delivered by Borrower and any guarantors; that, if

Mr. James R. Ridinger
Commitment Letter
June 3, 2002
Page 5


    the loan is secured, the Loan Documents create a first priority lien on or security interest in the Collateral (as defined in the Loan Documents) except when otherwise specified in the opinion letter; and that the loan and its terms do not violate any laws including, without limitation, any usury laws or similar laws of the jurisdictions where Borrower, any guarantors and any Collateral are located, and such other matters and opinions as Wachovia reasonably requests.

    OPERATING DOCUMENTS. On or prior to the date of any borrowing hereunder, Wachovia shall have received from each Borrower and each Guarantor, as applicable, a copy of such Borrower's or Guarantor's by-laws, partnership agreement, or operating agreement, certified as to completeness and accuracy by an appropriate officer, manager or partner of such Borrower or Guarantor, as applicable.

    CHARTER DOCUMENTS. Wachovia shall have received from each Borrower and each Guarantor a copy of its Articles of Incorporation or Organization, as appropriate for the legal entity and all other charter documents of such Borrower and Guarantor, as applicable, all certified by the Secretary of State of the state of such Borrower's or Guarantor's incorporation or organization, as appropriate.

    CERTIFICATE OF GOOD STANDING. Wachovia shall have received from each Borrower and each Guarantor, as applicable, a certificate of the Secretary of State of the state of such Borrower's or Guarantor's incorporation or organization, as applicable, as to the good standing of such Borrower or Guarantor.

    CERTIFICATE OF INCUMBENCY. Wachovia shall have received from each Borrower and each Guarantor, as applicable, a certificate of an appropriate officer of such Borrower or Guarantor as to the incumbency an signatures of the officers of such Borrower or Guarantor executing the Loan Documents.

Wachovia's obligations under this commitment are conditioned on the fulfillment to Wachovia's sole satisfaction of each term and condition referenced by this commitment. These terms and conditions are not exhaustive, and this commitment is subject to certain other terms and closing conditions customarily required by Wachovia for similar transactions and may be supplemented prior to closing based upon Wachovia's investigation and/or as disclosure of Borrower's circumstances so dictate. This commitment will expire unless it is closed on or before September 30, 2002. This commitment letter shall not survive closing.

Wachovia has made this commitment based upon the information supplied by Borrower. Wachovia shall have the right to cancel this commitment, whereupon Wachovia shall have no obligations hereunder, in the event of: (i) a material adverse change in the financial condition, operations or prospects of Borrower or any Guarantor; (ii) a material change in the accuracy of the information, representations, exhibits or other materials submitted by Borrower in connection with its request for financing; or (iii) loss of, damage to, a taking of, or the presence of any hazardous substances at or on any collateral for the loan. Borrower must immediately notify Wachovia of any such event.

This commitment supersedes all prior commitments and proposals with respect to this transaction, whether written or oral, including any previous loan proposals made by Wachovia or anyone acting with its authorization. No modification shall be valid unless made in writing and signed by an authorized officer of Wachovia. This commitment is not assignable, and no party other than Borrower shall be entitled to rely on this commitment.

Please indicate your acceptance of this offer and the terms and conditions contained herein by signing below and returning one executed copy of this commitment letter to the undersigned. This offer of commitment shall expire unless the acceptance is received by the undersigned on or before June 14, 2002.

Mr. James R. Ridinger
Commitment Letter
June 3, 2002
Page 6


Thank you for allowing Wachovia to be of service. Please do not hesitate to give me a call at 378-4042 if I can be of further assistance.

Sincerely,

WACHOVIA BANK, NATIONAL ASSOCIATION



By:
Kennedy A. Hemphill
Vice President

The above commitment is agreed to and accepted on the terms and conditions provided in this letter.

Accepted: _______________________________
              Borrower Name



By:  ________________________       ____________________
         James R. Ridinger                           Date
         CEO

In the event Wachovia's document preparation staff needs to obtain additional information for the closing of this transaction, please provide in the space below the name and telephone number of the appropriate contact at your company:

Name:

Telephone Number: